

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2024

Gao Lianquan
Chief Executive Officer
Premium Catering (Holdings) Ltd
6 Woodlands Walk
Singapore 738398

> **Re: Premium Catering (Holdings) Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted March 21, 2024**
> **CIK No. 0001998056**

Dear Gao Lianquan:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 1, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors
As a "controlled company," we are exempt from certain Nasdaq corporate governance requirements . . ., page 24

1.   Please further revise this risk factor to identify the controlling shareholders and disclose that the controlling shareholders will have the ability to determine all matters requiring approval by stockholders, as you do in the section captioned "Implications of Being a 'Controlled Company'" on page 15. Additionally, we note your representation here that you are a controlled company because "one of [y]our shareholders holds more than 50% of our voting power."

However, your disclosure on page 15 indicates that there are two controlling shareholders. Please advise or revise here and elsewhere as appropriate to address this discrepancy.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Exposure to risks associated with food safety and the food supply chain may subject us to liability . . ., page 38

2.   We note your response to prior comment 6 and reissue it. The disclosure here states that you are "exposed to risks associated with . . . the food supply chain, which may subject us to liability claims, damage our reputation and/or affect our relationship with our customers." To the extent your business has been materially affected by disruptions to the food supply chain, please state as much and include a risk factor discussing this risk and how your business has been affected. In this regard, we note that your response addresses food safety, but does not address any risks associated with the food supply chain.

Management
Employment Agreements, page 96

3.   We note your response to prior comment 11. Please revise the Exhibit Index to comply with Item 601(a)(2) of Regulation S-K. In this regard, we note that although Exhibit 10.2 is captioned as "Employment Agreement between Mr. Yu Chun Yin and Premium Catering," it hyperlinks to the employment agreement with Ms. Zhang Xiao Ying. Relatedly, please file your employment agreement with Mr. Yu Chun Lin as an exhibit to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10)(ii) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
(l) Revenue Recognition, page F-10

4.   We have reviewed your response to prior comment 15 noting your revenue is recorded net of goods and services tax. Please provided the disclosures required by ASC 606-10-32-2A.

General

5.   On page Alt-4, please identify the natural person(s) with voting and/or investment control over the shares held by the entity selling shareholders.

       Please contact Valeria Franks at 202-551-7705 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Henry Schlueter